                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SCHEDULE 13D/A (AMENDMENT NO. 1)
                                 (RULE 13D-101)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                                 TV Guide, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87307Q109
                                 --------------
                                 (CUSIP Number)

                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 4, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87307Q109

====================================================================================================================
      1         NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                Liberty Media Corporation
                84-1288730
--------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a)  / /

                (b)  /X/

-------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                00
-------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                / /

-------------------------------------------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
-------------------------------------------------------------------------------------------------------------------
                                       7        SOLE VOTING POWER

           NUMBER OF                            66,534,108 SHARES1
  SHARES BENEFICIALLY OWNED BY    ---------------------------------------------------------------------------------
              EACH                     8        SHARED VOTING POWER
           REPORTING                            See Item 6
             PERSON               ---------------------------------------------------------------------------------
              WITH                     9        SOLE DISPOSITIVE POWER

                                                66,534,108 SHARES1
-------------------------------------------------------------------------------------------------------------------
                                       10       SHARED DISPOSITIVE POWER
                                                See Item 6
-------------------------------------------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                66,534,108 SHARES1
-------------------------------------------------------------------------------------------------------------------
      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES 2

                                                                                 /X/
-------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Approximately 43.7%3
-------------------------------------------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                CO
====================================================================================================================

-----------------
       1 Includes 37,496,588 shares of Class A Common Stock issuable upon conversion of a like number of shares of Class B Common Stock. See Item 5 of the original filing of this Schedule 13D.

       2 Excludes shares beneficially held by directors and executive officers of the reporting person and shares beneficially owned by The News Corporation Limited. See Item 5 of the original filing of this Schedule 13D.

       3 Assumes conversion of all outstanding shares of Class B Common Stock into Class A Common Stock. Because each share of Class B Common Stock is generally entitled to ten votes per share, the Reporting Person owns equity securities of the Issuer representing approximately 48.8% of the voting power of the Issuer (assuming no conversion of the Class B Common Stock). See Item 5 of the original filing of this Schedule 13D.


                               Page 2 of 18 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        SCHEDULE 13D/A (AMENDMENT NO. 1)

                          TO SCHEDULE 13D STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                                 TV GUIDE, INC.

         This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D, dated April 2, 1999 (the "Schedule 13D"), relating to the Class A Common Stock, par value $.01 per share, of TV Guide, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of the Schedule 13D is amended in its entirety to read as follows:

         This Statement is being filed by Liberty Media Corporation, a Delaware corporation ("Liberty" or the "Reporting Person"). The Reporting Person's principal business and office address is 9197 South Peoria Street, Englewood, Colorado 80112.

         Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"), which through TCI UVSG, Inc., a Delaware corporation and indirect subsidiary of TCI ("TCI UVSG"), beneficially owned 29,037,520 shares of Class A Common Stock and 24,746,588 shares of Class B Common Stock. At the time, 16,664,226 shares of Class A Common Stock and 24,746,588 shares of Class B Common Stock were attributed to TCI's TCI Ventures Group and 12,373,294 shares of Class A Common Stock were attributed to TCI's Liberty Media Group. Through Liberty, TCI also beneficially owned the 12,750,000 shares of Class B Common Stock acquired by Liberty on March 1, 1999 in the Netlink Transaction (as defined in Item 3), which at the time were attributed to TCI's Liberty Media Group. TCI, as the corporate parent entity of the Reporting Person, had previously filed a




                               Page 3 of 18 Pages

Statement on Schedule 13D reporting its beneficial ownership of shares of Class A Common Stock and Class B Common Stock on February 2, 1996, which was amended and supplemented by Amendment No. 1 filed on January 14, 1998, was restated in its entirety by Amendment No. 2 filed on July 13, 1998 and was further amended and supplemented by Amendment No. 3 filed on July 13, 1998 (the "TCI Schedule 13D"). TCI's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. TCI is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

         As a result of an internal restructuring in which the ownership of TCI UVSG was transferred to Liberty and the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI, Liberty succeeded to the beneficial ownership of the shares of Class A Common Stock and Class B Common Stock beneficially owned by TCI. TCI UVSG was subsequently renamed Liberty UVSG, Inc. ("Liberty UVSG").

         In the AT&T Merger, (i) TCI became a wholly owned subsidiary of AT&T,
(ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group". Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets which were transferred to TCI's "TCI Group" in connection with the AT&T Merger, and the "AT&T Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

         The Board of Directors and management of the Reporting Person manages the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the shares of Class A Common Stock and Class B Common Stock beneficially owned by Liberty (collectively, the "Shares"). Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.



                               Page 4 of 18 Pages

         As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Exchange Act.

         The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications and (v) investments in wireless domestic telephony and other technology ventures.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Schedule 2 attached to this Statement contains the following information which has been provided to the Reporting Person by AT&T concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment; and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

         Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a


                               Page 5 of 18 Pages
judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by references to the text of the Agreement and Plan of Restructuring and Merger, dated June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended in its entirety to read as follows:

         Pursuant to (i) a Share Exchange Agreement, effective as of June 10, 1998, among News America Incorporated, TVG Holdings, Inc. ("Holdings") and Issuer (the "Share Exchange Agreement"), (ii) the letter agreement, effective as of June 10, 1998, among The News Corporation Limited ("News Corp."), TCI and the Issuer (the "Parent Agreement") and (iii) the letter agreement, dated February 23, 1999, among News Corp., TCI and the Issuer (the "Equalization Letter" and, collectively with the Share Exchange Agreement and the Parent Agreement, the "News Acquisition Agreements"), on March 1, 1999, following the closing of the Netlink Transaction, the Issuer acquired from Holdings, a subsidiary of News Corp., all of the outstanding stock of News America Publications Inc. and TVSM, Inc., publishers of TV Guide magazine and other television program listing guides, in exchange for an aggregate of 29,037,520 shares of Class A Common Stock, 37,496,588 shares of Class B Common Stock and approximately $671 million net in cash (after giving effect to the offset of the approximately $129 million in price for 6,534,108 shares of Class A Common Stock purchased by Holdings pursuant to the Parent Agreement and the Equalization Letter against the $800 million cash consideration paid by the Issuer pursuant to the Share Exchange Agreement).

         As a condition precedent to the closing of the transactions contemplated by the Share Exchange Agreement, (i) the Issuer and TCI entered into a Termination Agreement, dated as of March 1, 1999 (the "Termination Agreement"), terminating the stockholder agreement between them dated as of January 25, 1996, and (ii) TCI, Liberty UVSG (formerly, TCI UVSG), Liberty, News Corp., Holdings and the Issuer entered into a Stockholders' Agreement, dated March 1, 1999 (the "Stockholders' Agreement"), as more fully described in
Item 6.

         In connection with the Stockholders' Agreement and the closing of the transactions contemplated by the News Acquisition Agreements, the Board of Directors of the Issuer (the "Issuer Board") amended and restated the bylaws of the Issuer to, among other things, fix the number of the Issuer's directors at ten and to provide that the approval of any action by the Issuer Board requires the affirmative vote of at least seven of the ten directors, except for the removal


                               Page 6 of 18 Pages
of any officer of the Issuer, which requires approval of six of the ten directors. In connection with the closing of the transactions contemplated by the News Acquisition Agreements, certain officers of News Corp., including Joachim Kiener, who is currently Chairman and Chief Executive Officer of the Issuer, became officers of the Issuer.

         In addition, pursuant to the Stockholders' Agreement, TCI, Liberty, Liberty UVSG, News Corp. and Holdings have agreed that each stockholder or group of related stockholders that are party to such Stockholders' Agreement shall be entitled to designate one member of the Issuer Board for each 12.5% of the Class B Common Stock owned by such stockholder or group, and the other parties to such Stockholders' Agreement would vote their shares of Class A Common Stock and Class B Common Stock in favor of the election of such designees as director. Based on their relative share ownership following the closing of the transactions contemplated by the News Acquisition Agreements, each of Liberty UVSG and Holdings designated four members of the Issuer Board. The eight members so designated then appointed two persons who are independent directors within the meaning of the rules of The Nasdaq Stock Market. Each of Liberty UVSG and Holdings is currently entitled to designate four members of the Issuer Board. Holdings has designated Joachim Kiener, Chase Carey, an Executive Director and Co-Chief Operating Officer of News Corp., and Peter Chernin, an Executive Director, President and Chief Operating Officer of News Corp., as directors. There is currently a vacancy on the Issuer Board with respect to which Holdings is entitled to designate a director and Holdings has not, as of the date hereof, designated a director to fill such vacancy. The four directors designated by Liberty UVSG are Peter C. Boylan III, President and Chief Operating Officer of the Issuer, Robert R. Bennett, President, Chief Executive Officer and a director of Liberty, Gary S. Howard, Executive Vice President, Chief Operating Officer and a director of Liberty, and Larry E. Romrell, a consultant to and a director of Liberty.

         Further, pursuant to the amended and restated bylaws of the Issuer, the Executive Committee of the Issuer Board has four members, all of whom have been designated by the holders of the Class B Common Stock, with such powers as may be delegated to it by the unanimous consent of the entire Issuer Board. In accordance with the Stockholders' Agreement, the four members of the Executive Committee consist of two members designated by Liberty UVSG and two members designated by Holdings.

         The foregoing descriptions of the Parent Agreement, the Equalization Letter, the Termination Agreement, the Stockholders' Agreement and the amended and restated bylaws of the Issuer are qualified in their entirety by the terms of such documents, which have been included or incorporated by reference as Exhibits 7(d), 7(e), 7(f), 7(g) and 7(h), respectively, to this Statement and are incorporated herein by reference.

         The Reporting Person, and certain of its wholly-owned subsidiaries which are the record owners of the Shares, have entered into a voting agreement with Gemstar International Group Limited with respect to the Shares. See Item 6 which is hereby incorporated by reference herein.


                               Page 7 of 18 Pages

         The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise,
(ii) dispose of all or a portion of the securities of the Issuer owned by it or
(iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the cable television and entertainment programming industries generally, other business opportunities available to the Reporting Person, other developments with respect to the business of the Reporting Person, general economic conditions and money and stock market conditions, including the market price of the securities of the Issuer.

         Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;


                               Page 8 of 18 Pages

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated in this paragraph.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

         On March 1, 1999, TCI, Liberty, Liberty UVSG (formerly, TCI UVSG), News Corp., Holdings and the Issuer entered into the Stockholders' Agreement, which provides that, among other things, for so long as a stockholder or group of related stockholders is entitled to designate at least one director to the Issuer Board, the other stockholder or group of related stockholders shall be subject to certain restrictions on its ability to sell any of its shares of Class A or Class B Common Stock to an unaffiliated third party or to convert any of its shares of Class B Common Stock to shares of Class A Common Stock unless it first offers such shares for sale to the non-transferring party. If the non-transferring party elects not to purchase such shares, the transferring party will convert any Class B Common Stock to be sold into Class A Common Stock prior to such sale unless such Class B Common Stock is to be sold to a third party that has offered to purchase at least 12.5% of the aggregate number of shares of Class B Common Stock outstanding. Pursuant to the Stockholders' Agreement, so long as there continues to be at least two stockholders or groups of related stockholders that each own in the aggregate 30% or more of the outstanding Class B Common Stock, such stockholders or the members of each such stockholder group will vote their shares on all matters submitted to a vote of the Issuer's stockholders only as shall be mutually agreed upon by such stockholders or stockholder groups and, if they are unable to agree on how to vote with respect to any such proposal, they will each be obligated to vote against such proposal. Under the Stockholders' Agreement, a stockholder or group of related stockholders is entitled to designate one director for each 12.5% of the outstanding shares of Class B Common Stock owned by such party (rounded to the nearest 12.5%, with more than 6.25% being rounded up, and 6.25% or less being rounded down), and the other stockholders or group of related stockholders will vote or cause to be voted all shares owned by such party for the election of such designee(s) as director. In addition, the Stockholders' Agreement provides for certain registration rights with respect to the resale of the Class A Common Stock owned by stockholders that are parties to the Stockholders' Agreement. Pursuant to the Stockholders' Agreement, the Parent (as defined in such Agreement) of each stockholder or group of related stockholders that is entitled to designate at least one director to the Issuer Board pursuant to the Stockholders' Agreement agrees with and for the benefit of the Parent of each other stockholder or group of related stockholders that is so entitled to designate at least one director to the Issuer Board that, for so long as there are at least two such stockholders or stockholder groups, the Issuer will, subject to certain limited exceptions, be the exclusive vehicle through which such Parent, directly or indirectly through its controlled affiliates,


                               Page 9 of 18 Pages
conducts program guide businesses (print, electronic or otherwise) worldwide. Currently, TCI and News Corp. are each Parents within the meaning of the Stockholders' Agreement. Any description of the Stockholders' Agreement in this
Item 6 is qualified in it entirety by the terms thereof, which are hereby incorporated herein by reference.

         On October 4, 1999, the Issuer, Gemstar International Group Limited, a British Virgin Islands corporation ("Gemstar"), and G Acquisition Subsidiary Corp., a Delaware corporation and a direct wholly owned subsidiary of Gemstar ("Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), providing for the merger of Sub with and into the Issuer with the Issuer being the surviving corporation (the "Merger"). In the Merger, each outstanding share of Class A Common Stock and Class B Common Stock of the Issuer will be converted into .6573 of a share of common stock of Gemstar. Prior to the Merger, Gemstar will reincorporate in Delaware. Consummation of the Merger is subject to a number of conditions, including the receipt of all required governmental and regulatory approvals and the approval of Gemstar's and Issuer's respective stockholders. In connection with the execution of the Merger Agreement, Liberty, and certain of its wholly-owned subsidiaries which are the record owners of the Shares, entered into a voting agreement with Gemstar, dated October 3, 1999 (the "Voting Agreement"), pursuant to which Liberty and such subsidiaries (collectively, the "Contracting Parties") have agreed: (1) to vote or cause to be voted all shares of the capital stock of the Issuer, which the Contracting Parties own of record or beneficially in any capacity or which are under the control of the Contracting Parties, in favor of the Merger and the other transactions provided for in or contemplated by the Merger Agreement and against any inconsistent proposals or transactions; (2) during the Restricted Period (defined below) not to and to cause each of their respective subsidiaries (and each of their respective affiliates or associates (within the meaning of Rule 12b-2 under the Exchange Act) with respect to which each Contracting Party possesses, directly or indirectly, by or through stock ownership, agency or otherwise, or pursuant to or in connection with an agreement, arrangement or understanding (written or oral) with one or more other persons, the power to direct decisions regarding the acquisition, disposition or voting by such affiliate or associate of Gemstar's common stock or rights to acquire or vote the same) not to purchase of record or beneficially any additional securities of Gemstar; (3) during the Restricted Period not to sell, transfer, pledge or otherwise dispose of any of the shares of Common Stock beneficially owned by the Contracting Parties (including any shares of Common Stock issuable upon the exercise or conversion of options or convertible securities of the Issuer) or any interest therein or agree to do the foregoing, except for (x) transfers to News Corp. or a controlled affiliate thereof or (y) pledges to secure bona fide indebtedness or bona fide monetization transactions or to secure the obligations of a person in connection with derivative transactions and settlement obligations thereunder (including, without limitation, puts, calls, collars, swaps, etc.) with respect to such shares, provided that the terms of such derivative transaction permit cash settlement of a Contracting Party's obligations thereunder and do not restrict a Contracting Party's obligation to vote the pledged shares in accordance with the Voting Agreement; and (4), with respect to the Contracting Parties which are record owners of Shares, to irrevocably grant to, and appoint, Henry C. Yuen and Elsie Ma Leung, in their respective capacities as officers of Gemstar and their successors, such Contracting Party's proxy and attorney-in-fact (with full power of substitution) for and in such Contracting Party's name, place


                              Page 10 of 18 Pages
and stead to vote the shares of Common Stock owned of record by such Contracting Party (including any shares of Common Stock issuable upon the exercise or conversion of options or convertible securities of the Issuer) in accordance with the Voting Agreement. The Contracting Parties' obligations under the Voting Agreement will terminate concurrently with any termination of the Merger Agreement. News Corp., and its subsidiary which is the record owner of shares of the Issuer's Common Stock beneficially owned by News Corp., have entered into a voting agreement with Gemstar having equivalent terms to those contained in the Voting Agreement. The term "Restricted Period" means the period from October 4, 1999 and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the effective time of the Merger.

         The foregoing description of the Voting Agreement is qualified in its entirety by the terms of such document, which is included as Exhibit 7(i) to this Amendment No. 1 and is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended in its entirety to read as follows:

Exhibit No.                              Exhibit

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279) filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Amended and Restated Stock Purchase Agreement between the Issuer and Liberty, effective as of May 18, 1998, incorporated by reference to Appendix I of the Proxy Statement on Schedule 14A of the Issuer (File No. 000-22662) filed on January 21, 1999.

7(d) Letter Agreement, effective as of June 10, 1998, among TCI, News Corp. and the Issuer, incorporated by reference to
                  Exhibit 10.1 to the report on Form 8-K of the Issuer (File No. 000-22662) filed on March 16, 1999.


                              Page 11 of 18 Pages

Exhibit No.                              Exhibit

7(e)* Letter Agreement, dated February 23, 1999, among News Corp., TCI and the Issuer.

7(f)* Termination Agreement, dated March 1, 1999, between TCI and the Issuer.

7(g)* Stockholders' Agreement, dated as of March 1, 1999, among Holdings, News Corp., TCI UVSG, Liberty, TCI and the Issuer.

7(h) Amended and Restated Bylaws of the Issuer, incorporated by reference to Exhibit 3.2 of the report on Form 10-K of the Issuer (File No. 000-22662) filed on March 31, 1999.

7(i) Voting Agreement, dated October 3, 1999, between the Contracting Parties and Gemstar.

----------------
* Previously filed.


                              Page 12 of 18 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1999.

                                         LIBERTY MEDIA CORPORATION

                                         By: /s/ David B. Koff
                                            -----------------------------------
                                         Name: David B. Koff
                                         Title: Senior Vice President




                              Page 13 of 18 Pages

                                   SCHEDULE 1
                               of the Schedule 13D
                           is amended in its entirety
                               to read as follows:

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                            LIBERTY MEDIA CORPORATION

         The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                                Principal Occupation
----                                --------------------
John C. Malone                      Chairman of the Board and Director of Liberty; Director of AT&T Corp.

Robert R. Bennett                   President, Chief Executive Officer and Director of Liberty

Gary S. Howard                      Executive Vice President, Chief Operating Officer of Liberty

Daniel E. Somers                    Director of Liberty; Senior Executive Vice President and Chief Financial Officer
                                    of AT&T Corp.

John C. Petrillo                    Director of Liberty; Executive Vice President, Corporate Strategy and Business
                                    Development of AT&T Corp.

Larry E. Romrell                    Director of Liberty; Consultant to Tele-Communications, Inc.

Jerome H. Kern                      Director of Liberty

Paul A. Gould                       Director of Liberty; Managing Director of Allen & Co.

John D. Zeglis                      Director of Liberty; Director and President of AT&T Corp.

David B. Koff                       Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe                   Senior Vice President, General Counsel and Assistant Secretary of Liberty

Peter Zolintakis                    Senior Vice President of Liberty

Vivian J. Carr                      Vice President and Secretary of Liberty

Kathryn S. Douglass                 Vice President and Controller of Liberty

David J.A. Flowers                  Vice President and Treasurer of Liberty



                              Page 14 of 18 Pages

                                   SCHEDULE 2
                               of the Schedule 13D
                           is amended in its entirety
                               to read as follows:

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

         The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this
Schedule 2 are United States citizens.

Name                                Title
----                                -----
C. Michael Armstrong                Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                     Director; Chairman and Chief Executive Officer of Chevron Corporation

M. Kathryn Eickhoff                 Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha                    Director; Retired Chairman and Chief Executive Officer of Springs Industries,
                                    Inc.

George M. C. Fisher                 Director; Chairman and Chief Executive Officer of Eastman Kodak Company

Donald V. Fites                     Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.              Director; Chairman of Pilot House Associates

Ralph S. Larsen                     Director; Chairman and Chief Executive Officer of Johnson & Johnson

John C. Malone                      Director; Chairman of Liberty Media Corporation

Donald F. McHenry                   Director; President of The IRC Group LLC

Michael I. Sovern                   Director; President Emeritus and Chancellor Kent Professor of Law at Columbia
                                    University

Sanford I. Weill                    Director; Chairman and Co-CEO of Citigroup Inc.

Thomas H. Wyman                     Director

John D. Zeglis                      President and Director

Harold W. Burlingame                Executive Vice President, Merger & Joint Venture Integration


                              Page 15 of 18 Pages

Name                                Title
----                                -----
James W. Cicconi                    Executive Vice President-Law & Government Affairs and General Counsel

Mirian M. Graddick                  Executive Vice President, Human Resources

Daniel R. Hesse                     Executive Vice President and President & CEO, AT&T Wireless Services, Inc.

Frank Ianna                         Executive Vice President and President, AT&T Network Services

Michael G. Keith                    Executive Vice President and President, Business Services

H. Eugene Lockhart                  Executive Vice President and President, AT&T Consumer Services

Richard J. Martin                   Executive Vice President, Public Relations and Employee Communication

David C. Nagel                      President, AT&T Labs & Chief Technology Officer

John C. Petrillo                    Executive Vice President, Corporate Strategy and Business Development

Richard R. Roscitt                  Executive Vice President and President & CEO, AT&T Solutions

Daniel E. Somers                    Senior Executive Vice President and Chief Financial Officer



                              Page 16 of 18 Pages

                                   SCHEDULE 3
                               of the Schedule 13D
                           is amended in its entirety
                               to read as follows:

          BENEFICIAL OWNERSHIP OF THE ISSUER'S CLASS A COMMON STOCK BY
                      DIRECTORS AND EXECUTIVE OFFICERS OF
                            LIBERTY MEDIA CORPORATION

        Name of                                   Amount and Nature of
    Beneficial Owner                              Beneficial Ownership                           Percent of Class
    ----------------                              --------------------                           ----------------
Robert R. Bennett           Options to purchase 6,000 shares of Class A                                 *
                            Common Stock

Gary S. Howard              Options to purchase 80,000 shares of Class A Common Stock                   *

Larry E. Romrell            Options to purchase 18,000 shares of Class A Common Stock                   *

Charles Y. Tanabe           100 shares of Class A Common Stock                                          *

* Less than one percent



                              Page 17 of 18 Pages

                                  EXHIBIT INDEX

Exhibit No.         Exhibit
-----------         -------
7(a)                Agreement and Plan of Restructuring and Merger, dated as of
                    June 23, 1998, among AT&T Corp., Italy Merger Corp. and
                    Tele-Communications, Inc. (incorporated by reference to
                    Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of
                    AT&T (File No. 333-70279) filed on January 8, 1999 (the
                    "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c)                Amended and Restated Stock Purchase Agreement between the
                    Issuer and Liberty, effective as of May 18, 1998, incorporated by reference to Appendix I of the Proxy
                    Statement on Schedule 14A of the Issuer (File No. 000-22662) filed on January 21, 1999.

7(d)                Letter Agreement, effective as of June 10, 1998, among TCI,
                    News Corp. and the Issuer, incorporated by reference to
                    Exhibit 10.1 to the report on Form 8-K of the Issuer (File
                    No.

                    000-22662) filed on March 16, 1999.

7(e)*               Letter Agreement, dated February 23, 1999, among News Corp.,
                    TCI and the Issuer.

7(f)* Termination Agreement, dated March 1, 1999, between TCI and the Issuer.

7(g)*               Stockholders' Agreement, dated as of March 1, 1999, among
                    Holdings, News Corp., TCI UVSG, Liberty, TCI and the Issuer.

7(h) Amended and Restated Bylaws of the Issuer, incorporated by reference to Exhibit 3.2 of the report on Form 10-K of the Issuer (File No. 000-22662) filed on March 31, 1999.

7(i)                Voting Agreement, dated October 3, 1999, between the
                    Contracting Parties and Gemstar.

----------------
* Previously filed.

                              Page 18 of 18 Pages